Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 28, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – CEAI Sandtown Vista, LLC

On November 21, 2016, we directly acquired ownership of a “majority-owned subsidiary”, CEAI Sandtown Vista, LLC (the “Sandtown Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $5,000,000, which is the initial stated value of our equity interest in the Sandtown Controlled Subsidiary (the “Sandtown Controlled Subsidiary Investment”). The Sandtown Controlled Subsidiary used the proceeds to acquire a stabilized, 350-unit garden-style multifamily property, Sandtown Vista, located at 1475 Sand Bay Drive, Atlanta, GA 30331 (the “Sandtown Property”). The Sandtown Controlled Subsidiary intends to increase the value of the Sandtown Property by completing light renovations and is anticipating redeeming the Sandtown Controlled Subsidiary Investment via refinancing or sale by July 2022.

Sandtown Controlled Subsidiary is managed by the principals of Cohen-Esrey Apartment Investors, LLC (“Cohen-Esrey”), a Kansas based real estate company. Generally, Cohen-Esrey pursues apartment communities of 75-units and larger in stable metropolitan and non-metropolitan locations covering a 30-state region. Its primary focus has tended to be on B and C+ class multifamily properties that present the opportunity for Cohen-Esrey to leverage its expertise to add value. Cohen-Esrey’s principals presently own and manage a real estate portfolio with 31 multifamily assets totaling 2,403 units valued in excess of $120,000,000. Except for certain other real estate transactions, neither our Manager nor we are affiliated with Cohen Esrey.

Pursuant to the agreements governing the Sandtown Controlled Subsidiary Investment (the “Sandtown Operative Agreements”), our consent is required for all major decisions regarding the Sandtown Property. In addition, pursuant to the Sandtown Operative Agreements we are entitled to receive a minimum 12.5% per annum economic return on our Sandtown Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2% of the Sandtown Controlled Subsidiary Investment, as well as an approximately $20,000 in due diligence fees and third party reimbursements, paid directly by the Sandtown Controlled Subsidiary.

The Sandtown Controlled Subsidiary is required to redeem our Sandtown Controlled Subsidiary Investment by July 2, 2022 (the “Sandtown Redemption Date”). In the event that the Sandtown Controlled Subsidiary Investment is not redeemed by the Sandtown Redemption Date (after giving effect to any applicable extensions), pursuant to the Sandtown Operative Agreements, we have the right, in our discretion, to force the sale of the Sandtown Property outright. The Sandtown Controlled Subsidiary may redeem our Sandtown Controlled Subsidiary Investment in whole or in part without penalty during the term of the Sandtown Controlled Subsidiary Investment.

Concurrent with the closing of the Sandtown Controlled Subsidiary Investment, the Sandtown Controlled Subsidiary closed on the acquisition of the Sandtown Property on November 21, 2016, for a purchase price of $36,750,000, which included the assumption of a senior secured loan by Fannie Mae with an unpaid principal balance of approximately $22 million as well as a supplemental loan with an unpaid principal balance of approximately $5 million (collectively, the “Sandtown Fannie Mae Senior Loan”), with concurrent maturity dates on July 1, 2021. Aggregate with the senior debt totaling approximately $27 million, the Sandtown Controlled Subsidiary Investment features an LTV of 87.0%, based on the purchase price of approximately $36,750,000, with approximately $7 million of equity junior to the Sandtown Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the Sandtown Fannie Mae Senior Loan plus the amount of the Sandtown Controlled Subsidiary Investment, divided by the purchase price of the Sandtown Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the purchase price of the property. The Sandtown Controlled Subsidiary Investment features an LTC of 82.0%, based on the construction budget of approximately $2.2 million, with approximately $7 million of equity junior to the Sandtown Controlled Subsidiary Investment. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. There can be no assurance that the anticipated completion cost will be achieved.

As of the date of closing, the Sandtown Property consists of 11 three/four split-story apartment buildings containing a total of 350 dwelling units. Additional buildings include a single-story leasing office building, a two-story amenity building and a maintenance shop. Construction of the buildings was completed in 2009. The rent roll of the Sandtown Property, dated as of October 31, 2016, reflected a current occupancy rate of 95.71%. The Sandtown Controlled Subsidiary intends to spend approximately $700,000 to upgrade the units and common areas allowing them to increase the value of the Sandtown Property by raising rents, and is anticipating redeeming the Sandtown Controlled Subsidiary Investment via a refinancing or sale by July 2022.

The Sandtown Property apartment buildings are conventionally wood framed with vinyl siding and painted wood trim exterior wall finishes. The building foundations is constructed of concrete slabs on grade with spread footings at perimeter and bearing wall locations (no basement areas). The pitched roofs are wood truss framed with oriented strand board (OSB) sheathing, and are covered with composition shingles. Amenities at the site include a fitness center, spin room, and business center. Outdoor amenities include a playground and dog park. The remainder of the property consists of asphalt paved drive aisles and parking areas, concrete pedestrian walkways, a storm water retention pond and moderate landscaping.

The Sandtown Property is located in the Atlanta MSA within the South Fulton submarket. Both the MSA and submarket are benefiting from strong job growth in the area. The MSA has experienced approximately 2% annual population growth since 2000. Estimated median household income for the MSA was $28,744 in 2015 and is expected to grow 3.4% annually through 2020, which will outpace the US. The South Fulton submarket has seen strong population growth as well, approximately 2.1% between 2010 and 2016 with an expected 1.7% expected between 2016 and 2020.